CONSENT OF MAXIT CAPITAL LP

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F (the “Form 40-F”) being filed by Kirkland Lake Gold Ltd. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with the Joint Management Information Circular of the Company and Kirkland Lake Gold Inc. dated October 28, 2016 (the “Joint Circular”), which includes reference to Maxit Capital LP (“Maxit”) in connection with the Fairness Opinion of Maxit dated September 28, 2016.

The undersigned further consents to the filing of the fairness opinion and the related descriptions in the Joint Circular with the Form 40-F.

MAXIT CAPITAL LP

/s/ Maxit Capital LP
Name:
Title:

Date: August 4, 2017